CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
4.85% Fixed Rate Senior Notes Due 2016	$397,360,000	$46,133.50

(1)     The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of U.S.$0.9934 per CAD 1 as of January 27, 2011.

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 669 to Registration Statement No. 333-156423 Dated January 27, 2011 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
CAD400,000,000 4.85% Fixed Rate Senior Notes Due 2016

We, Morgan Stanley, are offering the notes described herein on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, CAD400,000,000 4.85% Fixed Rate Senior Notes Due 2016 (the “notes”) prior to the maturity thereof, except in accordance with the provisions described in the accompanying prospectus under “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” and “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts.”

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described herein and under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

CDS Clearing and Depository Services Inc. (“CDS”) will be designated as the depositary for any registered global security relating to the notes.  We will issue the notes only in book-entry form as global securities registered in the name of CDS & Co., CDS’s nominee, or in such other name as CDS may designate with our prior consent.  The sale of the notes will settle in immediately available funds through CDS on February 3, 2011 (5 New York business days after the date of this pricing supplement).

The notes will not be listed on any securities exchange.

We describe how interest is calculated, accrued and paid on the notes, including where a scheduled interest payment date is not a business day, under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	CAD999.43	CAD3.50	CAD995.93
Total	CAD399,772,000	CAD1,400,000	CAD398,372,000

MORGAN STANLEY
BMO CAPITAL MARKETS	RBC CAPITAL MARKETS
SCOTIA CAPITAL	CIBC WORLD MARKETS
DESJARDINS SECURITIES	MITSUBISHI UFJ SECURITIES
NATIONAL BANK FINANCIAL	TD SECURITIES

Fixed Rate Notes Due 2016
Aggregate Principal Amount:	CAD400,000,000
Maturity Date:	February 3, 2016
Settlement Date
(Original Issue Date):	February 3, 2011 (5 New York business days after the date of this pricing supplement)
Interest Accrual Date:	February 3, 2011
Issue Price:	99.943%
Specified Currency:	Canadian dollars
Redemption Percentage
at Maturity:	100%
Interest Rate:	4.85% per annum
Interest Payment Dates:	Equal, semi-annual payments on February 3 and August 3 of each year, commencing on August 3, 2011.

The day count convention is Actual/365 (Fixed) when calculating interest accruals during any interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Interest Payment Period:	Semi-annual in equal installments
Business Days:	Toronto and New York
Sub-Paying Agent:	BNY Trust Company of Canada
Denominations:	CAD100,000 and integral multiples of CAD1,000
CUSIP:	6174467Q6
ISIN:	CA6174467Q64
Common Code:	058953342
Other Provisions:	Tax redemption and Payment of Additional Amounts (see below)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Supplemental Information Concerning Description of Notes

Tax Redemption

We may redeem, in whole but not in part, the notes offered on a global basis through CDS at our option at any time prior to maturity, upon the giving of a notice of tax redemption as described in the accompanying prospectus, at a redemption price equal to 100% of the principal amount of those notes, together with accrued and unpaid interest to the date fixed for redemption, if we determine that we have or will become obligated to pay additional amounts, as described below under “—Payment of Additional Amounts,” in accordance with “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” in the accompanying prospectus.

Payment of Additional Amounts

With respect to the notes, we will, subject to certain exceptions and limitations set forth in the accompanying prospectus, pay the additional amounts to the beneficial owner of the notes who is a U.S. Alien (as defined in the accompanying prospectus) as may be necessary in order that every net payment of the principal of and interest on the notes and any other amounts payable on the notes, after withholding or deduction for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of the payment by the United States, or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in the notes to be then due and payable.  See “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts” in the accompanying prospectus.

Notes Denominated in a Foreign Currency

The notes are denominated in Canadian dollars and a beneficial owner of interests in the notes will not have the right to receive all or a portion of the payments of principal or interest in U.S. dollars.

Supplemental Information Concerning Form of Securities

Global Securities; Book-Entry, Delivery and Form

The notes will be issued in one or more registered notes in global form (i.e. global notes), initially deposited with CDS & Co., as nominee for CDS.  Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS.  Investors may elect to hold interests in the global notes through any of CDS (in Canada), or Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (in Europe) or The Depository Trust Company (the “Depositary”) if they are participants of such systems, or indirectly through organizations which are participants in such systems.  Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS.

CDS provides a settlement gateway between itself and the Depositary, as the Depositary is a direct participant in CDS.

The notes will be deposited with CDS & Co. as nominee of CDS for the benefit of owners of beneficial interests in the global notes, including participants of Euroclear, Clearstream, Luxembourg and the Depositary.  Principal and interest payments on the global notes deposited with CDS & Co., or any other nominee appointed by CDS, will be made on behalf of us to CDS & Co., or any other nominee appointed by CDS, and CDS will distribute the payment received to the applicable clearing system.

For as long as the notes are maintained in book-entry form at CDS, we and any paying agent shall treat CDS & Co., or any other nominee appointed by CDS, as the sole holder of such notes for all purposes.  Notes, which are represented by the global notes, will be transferable only in accordance with the rules and procedures of CDS.

The holder of the global notes shall be the only person entitled to receive payments in respect of notes represented by such global notes and we will be discharged by payment to, or to the order of, the holder of such global notes for each amount so paid.  Each of the persons shown in the records of CDS as the beneficial holder of a particular nominal amount of notes represented by such global notes, must look solely to CDS, as the case may be, for his or her share of each payment so made by us to, or to the order of, the holder of such global notes.  No person other than the holder of such global notes shall have any claim against us in respect of any payments due on such global notes.

In respect of the notes, we will at all times maintain a sub-paying agent having an office in Toronto, Canada.  All notices concerning the notes will be validly given if given through the sub-paying agent.

Supplemental Information Concerning Securities Offered on a Global Basis Through the Depositary

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds.  Secondary market trading between Euroclear participants and Clearstream, Luxembourg participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds, in immediately available funds.  Secondary market trading between CDS and the Depositary will be processed using the standard operating procedures of the Depositary and CDS.

Links have been established among CDS, Euroclear, and Clearstream, Luxembourg to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading.  CDS will be linked to Euroclear and Clearstream, Luxembourg through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines.  The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS.  Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a CDS participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date.  Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participants or Clearstream, Luxembourg participants on such business day.  Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of notes by or through a Euroclear Participant or a Clearstream, Luxembourg participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in CDS.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.  CDS may change or discontinue the foregoing procedures at any time.

Notices

Notices given to CDS, as holder of the notes, will be passed on to the beneficial owners of the notes in accordance with the standard rules and procedures of CDS and its direct and indirect participants, including Clearstream, Luxembourg and Euroclear.

United States Federal Taxation

For a description of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

U.S. investors should also note that because the notes are denominated in Canadian dollars, special rules under Section 988 of the Internal Revenue Code of 1986, as amended will apply.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January 27, 2011 we agreed to sell to the agents listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.593%, which we refer to as the “purchase price” for the notes.  The notes purchase price equals the stated issue price of 99.943% less a combined management and underwriting commission of 0.35% of the principal amount of notes.

Name	Principal Amount
Morgan Stanley & Co. Incorporated	CAD88,000,000
BMO Nesbitt Burns Inc.	CAD88,000,000
RBC Dominion Securities Inc.	CAD88,000,000
Scotia Capital Inc.	CAD88,000,000
Mitsubishi UFJ Securities (USA), Inc.	CAD16,000,000
CIBC World Markets Inc.	CAD8,000,000
Desjardins Securities Inc.	CAD8,000,000
National Bank Financial Inc.	CAD8,000,000
TD Securities Inc.	CAD8,000,000
Total	CAD400,000,000

We refer to each of Morgan Stanley & Co. Incorporated, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Mitsubishi UFJ Securities (USA), Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc. and TD Securities Inc. as an “agent” (and together as the “agents”) as such term is used under “Plan of Distribution” in the accompanying prospectus supplement.

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121, Morgan Stanley & Co. Incorporated may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc. and TD Securities Inc. are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The agents intend to offer the notes for sale in Canada only on a private placement basis to “accredited investors” within the meaning of the applicable Canadian provincial securities laws, either directly or through affiliates or other dealers acting as selling agents.  Resales of the notes by purchasers will be subject to restrictions under Canadian securities laws.  The rights and remedies available to Canadian investors are governed by Canadian securities laws.  Canadian investors may be subject to Canadian tax law and should consult their own legal and tax advisors with respect to the Canadian tax consequences of owning the notes.

Each agent severally (and not jointly) represents and warrants to, and agrees with, us that:

(a)
the sale and delivery of any notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a “Canadian Purchaser”) by such agent shall be made so as to be exempt from the prospectus filing requirements and exempt from, or in compliance with, the dealer registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada (the “Canadian Securities Laws”);

(b)
the agent (or its registered affiliate) is a dealer registered as an “investment dealer” or “exempt market dealer” as defined under applicable Canadian Securities Laws, and is otherwise in compliance with the representations, warranties, and agreements set out herein;

(c)
each Canadian Purchaser is entitled under the Canadian Securities Laws to acquire the notes without the benefit of a prospectus qualified under the Canadian Securities Laws, and without limiting the generality of the foregoing if such purchaser is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”), and is purchasing the Notes from a dealer registered as an “investment dealer” or “exempt market dealer” as defined under applicable Canadian Securities Laws;

(d)
it will comply with all relevant Canadian Securities Laws concerning any resale of the notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by the agents of notes to a Canadian Purchaser;

(e)
it will ensure that each Canadian Purchaser purchasing from it (i) has represented to it that such Canadian Purchaser is a resident in and subject to the Canadian Securities Laws of a province or territory of Canada, or is a corporation, partnership, or other entity resident and created in or organised under the laws of Canada or any province or territory thereof, (ii) has represented to it which categories set forth in the relevant definition of “accredited investor” in NI 45-106 correctly and in all respects describes such Canadian Purchaser, and (iii) consents to disclosure of all required information about the purchase to the relevant Canadian securities regulatory authorities;

(f)
the offer and sale of the notes will not be made through or accompanied by any advertisement of the notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(g)
it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the preliminary and final version of the Canadian Offering Memorandum, dated February 3, 2011 with respect to the private placement of the notes in Canada (the “Canadian Offering Memorandum”)) or future oriented financial information within the meaning of Canadian Securities Laws;

(h)
it will ensure that each Canadian Purchaser is advised that no securities commission, stock exchange or other similar regulatory authority in Canada has passed upon the Canadian Offering Memorandum or the merit of the notes described therein, nor has any such securities commission, stock exchange or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the notes;

(i)	it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(i)	that any person will resell or repurchase the notes purchased by such Canadian Purchaser;

(ii)	that the notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii)	that any person will refund the purchase price of the notes; or

(iv)	as to the future price or value of the notes; and

(j)	it will inform each Canadian Purchaser:

(i)
that we are not a “reporting issuer” and are not, and may never be, a reporting issuer in any province or territory of Canada and there currently is no public market in Canada for any of the notes, and one may never develop;

(ii)	that the notes will be subject to resale restrictions under applicable Securities Law; and

(iii)
such Canadian Purchaser’s name and other specified information will be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

With respect to notes to be offered or sold in the United Kingdom, each agent represents and agrees (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such agent in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such agent in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each agent represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus supplement and prospectus to the public in that relevant member state, except that it may, with effect from and including the relevant implementation date, make an offer of such notes to the public in that relevant member state:

(a)  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Morgan Stanley & Co. Incorporated; or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Each agent represents and agrees that it will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:  (1) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”)); (2) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; (3) a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or (4) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each agent agrees that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each agent agrees that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such agent or for or on behalf of us unless such consent, approval or permission has been previously obtained.